AMENDMENT TO BYLAWS

                  RESOLVED   that   Article  I,  Section  2  of  the  Bylaws  of
         Countrywide Credit Industries, Inc. (the "Corporation") is hereby amended to read in its entirety as follows:

                                                         "ARTICLE I
                                                      Name and Location

                  Section 2. Principal Offices

                  The principal executive office of the Corporation shall be located at 4500 Park Granada Boulevard, Calabasas, California 91302. The location may be changed by approval of the majority of the authorized Directors."

                  RESOLVED FURTHER, That the officers of the Corporation be, and each of them hereby is, authorized and empowered to execute, file and/or deliver any further documents or take any actions, in the name and on behalf of the Corporation, as such officers may deem necessary or desirable to carry out the intent and purpose of the foregoing resolution.